11021265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 03 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESTWICK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4711 W. GOLF ROAD, SUITE 915
(No. and Street)

SKOKIE (City) IL (State) 60076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN W. MAHONEY 847-763-9020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAERSON, WITONSKI, BERKOWITZ & RUBIN, LLC
(Name – *if individual, state last, first, middle name*)

900 SKOKIE BOULEVARD, SUITE 250, NORTHBROOK, IL 60062-4014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Brian W. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prestwick Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Brian W. Mahoney, President

Title

Notary Public

OFFICIAL SEAL
LILIYA SEMERDZHIDI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/24/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: PRESTWICK SECURITIES, INC.

Address: 4711 WEST GOLF ROAD, SUITE 915, SKOKIE, IL 60076

Telephone: 1-847-763-9020

SEC Registration Number: 8-43377

FINRA Registration Number: 28030

(ii) Accounting Firm

Name: BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC

Address: 900 SKOKIE BLVD, SUITE 250
NORTHBROOK, IL 60062-4014

Telephone: 1-847-504-1100

Accountant's State Registration Number: 066.003956
ILLINOIS

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2010

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Brian W. Mahoney

Name: **BRIAN W. MAHONEY**

(By Firm's FINOP or President)

Title: **PRESIDENT** Date: **FEBRUARY 25, 2011**

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report of
Registered Public Accounting Firm)

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2010

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report of
Registered Public Accounting Firm)

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2010

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CONTENTS

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BARRY B. BERKOWITZ, C.P.A.
SCOTT A. RUBIN, C.P.A.
LAWRENCE A. BAERSON, C.P.A.
LEONARD KASKEL, C.P.A.

900 SKOKIE BLVD., SUITE 250
NORTHBROOK, ILLINOIS 60062-4014
TELEPHONE: (847) 504-1100
FAX: (847) 504-1199
E-MAIL: cpa@bwpbr.com

INDEPENDENT AUDITOR'S REPORT
OF REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prestwick Securities, Inc.
Skokie, IL

We have audited the accompanying statement of financial condition of Prestwick Securities, Inc. (an S Corporation) as of December 31, 2010, and the related statements of operating results and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestwick Securities, Inc. as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information reported on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baerson, Witonski, Berkowitz & Rubin LLC

BAERSON, WITONSKI, BERKOWITZ & RUBIN LLC
February 15, 2011

PRESTWICK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$ 10,665
Central Registration Depository account	548
Investment in marketable security at fair market value	7,119
Prepaid expenses	3,146
Security deposit	5,456
Due from related entity	2,263
TOTAL ASSETS	$ 29,197

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ -
TOTAL LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized 1,000 shares, 125 issued and outstanding shares	18,000
Additional paid-in-capital	161,024
Retained earnings (deficit)	(153,646)
Other comprehensive income (loss)	3,819
TOTAL STOCKHOLDER'S EQUITY	29,197
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 29,197

The accompanying notes are an integral part of these financial statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF OPERATING RESULTS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Consulting fees	$	-
Commissions		1,287
Total Revenues		1,287
EXPENSES		
Regulatory fees and expenses		3,682
Professional and consulting fees		11,970
Accounting fees		6,000
Rent		4,236
Office expenses		623
Insurance		1,579
Licenses and permits		70
Interest and penalties		-
Total Expenses		28,160
INCOME (LOSS) BEFORE TAXES		(26,873)
Provision for Illinois state replacement tax		-
NET INCOME (LOSS)		(26,873)
Other Comprehensive Income (Loss)		
Unrealized gain on security		1,101
COMPREHENSIVE INCOME (LOSS)	$	(25,772)

The accompanying notes are an integral part of these financial statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Issued	Additional Paid-In-Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Total Stockholder's Equity
BALANCE DECEMBER 31, 2009	$ 18,000	$ 149,840	$ (126,773)	$ 2,718	$ 43,785
Additional paid-in-capital	-	11,184	-	-	11,184
Net income (loss)	-	-	(26,873)	-	(26,873)
Other comprehensive income (loss)					
Unrealized loss on security	-	-	-	1,101	1,101
Distributions paid to stockholder	-	-	-	-	-
BALANCE DECEMBER 31, 2010	$ 18,000	$ 161,024	$ (153,646)	$ 3,819	$ 29,197

The accompanying notes are an integral part of these financial statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Comprehensive income (loss)	$	(25,772)
Non-cash items included in net loss:		
Unrealized gain on marketable security		(1,101)
(Increase) decrease in:		
Prepaid expenses		2
Due from related entity		598
Increase (decrease) in:		
Accounts payable		(648)
Net cash used in operating activities		(26,921)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in-capital		11,184
Net cash provided by financing activities		11,184
NET INCREASE IN CASH AND EQUIVALENTS		(15,737)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		26,402
CASH AND EQUIVALENTS AT END OF YEAR	$	10,665

The accompanying notes are an integral part of these financial statements.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prestwick Securities, Inc. ("the Company"), an Illinois corporation, was incorporated in the State of Illinois on November 14, 1990. The Company is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers ("NASD"). The Company is currently able to act as an underwriter or a selling group participant in corporate securities other than mutual funds, and to sell tax shelters or limited partnerships in primary distributions. The Company may also engage in the private placement of securities and the underwriting of limited partnerships. The Company does not hold funds or securities for customers; consequently there are no amounts due to any customers. The Company's office is located in Skokie, Illinois. The financial statements of the Company are presented on the accrual basis of accounting. The Company reports on the calendar year end basis.

The Company earned a small amount of trailing commissions from 12-b-1 fees from mutual funds/annuity contracts that were sold several years ago.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an initial maturity of three months or less as cash equivalents on the accompanying statement of financial condition.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. However, the Company is liable for Illinois state replacement tax on Illinois taxable income, as defined.

As of December 31, 2010, the Company has a $98,714 Illinois net loss deduction carry forward (NLD) available for use against any Illinois taxable income on a going forward basis. These losses originated in 2005, 2006, 2008, 2009, and 2010. There is no provision in Illinois law that allows a carry back for losses arising in tax years ending on or after December 31, 2003. The Company must carry forward these losses. Illinois allows a twelve year carry forward. Thus, the expiration schedule for these losses is as follows: the $38,065 loss generated in 2005 expires December 31, 2017; the $5,203 loss generated in 2006 expires December 31, 2018; the $39,462 loss generated in 2008 expires December 31, 2020; the $295 loss generated in 2009 expires December 31, 2021; the $15,689 loss generated in 2010 expires December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including cash or accounts payable, as applicable, approximate their fair market value due to short term maturities of these instruments.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITY

The Company owns 300 shares of common stock in NASDAQ Stock Market, Inc. (NDAQ). The security is recorded at fair market value and unrealized gains or losses are shown as a separate component of stockholder's equity as accumulated other comprehensive income in accordance with the reporting requirements as stated in FASB Accounting Standards Codification section 220, "*Comprehensive Income*" formerly Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*". The security is recorded at fair value in accordance with FASB Accounting Standards Codification section 820, "*Fair Value Measurements and Disclosures*", formerly Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*".

At December 31, 2010, the investment details and cumulative unrealized gain is as follows:

	Cost Basis	Unrealized Gain	Fair Market Value
Stock:			
NASDAQ Stock Market, Inc.	$ 3,300	$ 3,819	$ 7,119

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Office Lease

The Company is party to a lease for office space in Skokie, Illinois. The lease dated November 18, 2005 had an initial term from December 10, 2005 through March 31, 2009. A first lease amendment was executed on January 26, 2009 which extended the lease for a one year term commencing April 1, 2009 and ending March 31, 2010. A second lease amendment was executed January 6, 2010 which extends the lease for an additional thirty nine months beginning

April 1, 2010 and expiring June 30, 2013. The second lease amendment does not provide for further renewal options or renewal rights whereby a new lease or extension agreement will be necessary as of the expiration date. The base annual rent during 2010 was $13,608, net of a $4,413 rent abatement applicable to the second quarter. In addition to the base monthly rent, the lease calls for additional rent for common area building expenses and real estate taxes, and is charged to the Company by the landlord based upon its ½% pro-rata share of the building space. The Company recorded rent expense of $4,236 for the year, with the balance paid by a related entity, Prestwick Enterprises, LLC, a Delaware Limited Liability Company (PES), that shares office space and various other expenses with the Company.

The future minimum lease payments at December 31 which encompasses the second lease amendment, at the gross amount before allocating rent costs to any related entities are as follows:

Year	Amount
2011	18,049
2012	18,590
2013	9,503
	$ 46,142

Expense Sharing Agreement - Related Party

The Company is party to a written Expense Sharing Agreement ("Agreement") with PES, a related party, as amended on October 1, 2007. This Agreement stipulates which entity is responsible for payment of certain expenses incurred by the Company. The Company has recorded its calculated share of expense for the year for rent, as well as other shared expenses, pursuant to this Agreement between the Company and PES. PES is owned 100% by the Company's shareholder. The Agreement stipulates that any non-regulatory expenses including but not limited to rent, office supplies and expense, telephone, and bookkeeping fees, are not required to be reimbursed to PES, the related entity that pays these expenses. The Company records its allocated share of these shared expenses each year and such expenses are included in full in the 2010 statement of operating results and comprehensive income in the amount of $11,184. In accordance with the Agreement, the Company records a corresponding increase to additional paid-in-capital. The Company believes the Agreement and the accounting procedures it follows with regard to it, are in accordance with the guidance presented in FINRA's October, 2003 "Notice to Members" and the SEC's July 11, 2003 letter to FINRA regarding "Recording Certain Broker-Dealer Expenses and Liabilities". The Company considers that the related entity, PES, has adequate resources independent of the Company to pay the related rent and other shared liabilities and/or expenses, and has done so for 2010.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 5 – OTHER RELATED PARTY TRANSACTIONS

The Company was billed $4,000 by PES for consulting and other services and expenses it rendered to or incurred for the Company during 2010. The Company paid the invoice during 2010.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $16,716, which was $11,716 in excess of its required net capital of $5,000. The Company met both requirements as of December 31, 2010.

NOTE 7 – EVALUATION OF SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through February 15, 2011, the date which the financial statements were available to be issued.

PRESTWICK SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital:		
Total Shareholders' Equity	$	29,197
Shareholders' Equity Not Allowable for Net Capital		-
Total Shareholders' Equity Qualified for Net Capital		29,197
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-
Other Allowable Credits		-
Total Capital and Allowable Subordinated Liabilities		29,197
Nonallowable Assets (Prepaid Expenses, CRD Deposit, Due From Related Entity, and Security Deposit)		(11,413)
Net Capital Before Haircuts on Securities Positions		17,784
Haircuts on Securities Pursuant to Rule 15c3-1		(1,068)
Net Capital	$	16,716
Aggregate Indebtedness:		
Accounts Payable	$	-
Total Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement (Including Reserve Amount)	$	6,000
Excess Net Capital	$	11,716
Excess Net Capital at 120%	$	10,716
Percentage of Aggregate Indebtedness to Net Capital		- %

See Independent Auditor's Report.

PRESTWICK SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of un-audited FOCUS Report as of December 31, 2010	$	16,716
Differences:		
Audit Adjustments to Record:		
(1) Accrue related party receivable		2,263
(2) Related party receivable not allowed for net capital		(2,263)
(3) Prepaid expense adjustment		743
(4) Prepaid expense not allowed for net capital		(743)
(5) Record bookeeping fee		(900)
(6) Additional paid-in-capital adjustment		900
Net Capital Per Audit	$	16,716

The Company claims an exemption from Rule 15c3-3, under (k)(2)(i) of that section:

(The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Prestwick Securities, Inc.")

See Independent Auditor's Report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2010

Board of Directors
Prestwick Securities, Inc.

In planning and performing our audit of the financial statements of Prestwick Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements in the entity's financial statements or noncompliance with the applicable regulatory requirements described above. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness in internal control over financial reporting or a material weakness in internal control over the applicable regulatory requirements, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements, or material noncompliance with the applicable regulatory requirements, will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control over financial reporting and internal control over the applicable regulatory requirements was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA), and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baerson, Witonski, Berkowitz & Rubin LLC

Baerson, Witonski, Berkowitz & Rubin LLC
Northbrook, IL
February 15, 2011